March 5, 2019
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporations Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Ezagoo Ltd
Registration Statement on Form S-1
Filed December 6, 2018
File No. 333-228681

To the men and women of the SEC:

On behalf of Ezagoo Ltd, ("we", "us", or the "Company"), are responding to comments contained in the Staff letter, dated February 4, 2019 addressed to Mr. Xiaohao Tan, the Company's President, with respect to the Company's filing of its S-1 on December 6, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies.

Note: We have amended our offering price per share in the Registration Statement. All corresponding disclosures have also been amended accordingly.

SEC Comment(s) Analysis

Form S-1 filed December 6, 2018

Prospectus Summary, page 2

1. Please provide a brief discussion of what type of business the company is engaged in.

Company Response:

We have added the following language to page 2:

"We share the same business plan as our subsidiaries, which is to provide advertising services through telecommunications."

2. You state that in the event of any extension of the offering, investors will be notified by an information statement. Please revise to state instead that you will file a prospectus supplement. We note that you also incorrectly refer to this registration statement as an information statement on page 26. Please revise.

Company Response:

We have amended the language on page 2 and page 27.

Risk Factors

If we do not manage our growth effectively . . . , page 6

3. You state that your business has grown rapidly and that your quarterly and annual operating results have fluctuated in the past; however, your company has nominal operations and assets. If retained, please explain the bases for these statements.

Company Response:

We have removed both of the statements on page 6.

Description of Business, page 18

***FISMA & OMB Memorandum M-07-16

4. We note that you identify Hunan Ezagoo Zhicheng Internet Technology Limited, your operating subsidiary, as a variable interest entity of the company. Please provide a discussion of what a Variable Interest Entity is, why this business structure was chosen, and what the principle risks are.

Company Response:

We have added the following clarification to page 18:

"Foreign ownership in companies providing media advertising services is subject to certain restrictions under PRC laws and regulations. To comply with the PRC laws and regulations, we, through our wholly-owned subsidiary, Changsha Ezagoo Technology Limited (CETL), entered into a set of contractual arrangements with Hunan Ezagoo Zhicheng Internet Technology Limited (HEZL) and its shareholders. The contractual arrangements between CETL, HEZL and shareholders of HEZL allow us to:

1. exercise effective control over HEZL whereby having the power to direct HEZL's activities that most significantly drive the economic results of HEZL;

2. receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from HEZL as if it was their sole shareholder; and

3. have an exclusive option to purchase all of the equity interests in HEZL.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which we, or our subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we considered whether it has the power to direct activities that are significant to the consolidated VIE's economic performance, and also our obligation to absorb losses of the consolidated VIE that could potentially be significant to the consolidated VIE or the right to receive benefits from the consolidated VIE that could potentially be significant to the consolidated VIE. We hold all the variable interests of the consolidated VIE and its subsidiaries, and has been determined to be the primary beneficiary of the consolidated VIE.

We believe that the contractual arrangements among CETL, HEZL and the shareholders of HEZL are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of our consolidated VIE were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Our ability to control the consolidated VIE also depends on the voting rights proxy agreement and our company, through CETL, has to vote on all matters requiring shareholder approval in the consolidated VIE. As noted above, we believe this voting rights proxy agreement is legally enforceable but may not be as effective as direct equity ownership."

Use of Proceeds, page 20

5. Please revise the introductory paragraph to clarify that $6,000,000, not $30,000,000, is being raised in the offering on behalf of the company.

Company Response:

We have revised the clerical error on page 20.

Selling Shareholders, page 22

6. Please revise the first paragraph, which seems to indicate that there is only one selling shareholder.

Company Response:

We have revised the first paragraph on page 22 accordingly.

Interests of Named Experts and Counsel, page 25

7. You state that the validity of the shares offered will be passed upon by Benjamin Bunker, Esq., although the opinion filed as Exhibit 5.1 is in the name of Carl Ranno. Please revise.

Company Response:

We have revised the clerical error on page 25 to read as follows:

"The validity of the shares of common stock offered hereby will be passed upon for us by Carl Ranno Esq. of ***"

Executive Compensation, page 27

8. We note that you refer to your date of inception as May 9, 2018 here and throughout your prospectus; however, your financial statements reflect operations prior to that date. Please advise or revise.

Company Response:

Previously, on page 2 and 27, it was indicated that our fiscal year end was June 30th. This was a clerical error and has been amended in both instances accordingly. The "Executive Compensation" table has also been revised so that it is consistent with our financial statements.

Consolidated Statements of Cash Flows, page F-6

9. We note a capital contribution valued at $39,368 was made sometime during the fiscal year ended December 31, 2017. Please disclose the nature of the transaction, confirm the contribution was for cash, tell us when it was made, and by whom. If otherwise, please revise your statements of cash flows to reflect any non-cash contributions within non-cash activities or advise us in detail why you believe no revision is required.

Company Response:

The capital contribution of $39,368 was due to the fact that these sales did not fulfill the criteria of revenue recognition (ASC 606-10-25-23) in that the services cannot be proved to have been performed. In addition, these customers are one time customers and are not able to provide confirmation that the services have been performed. These customers did pay cash to the Company during 2017 but the Company does not foresee that they will be able to provide supporting documentation to meet the revenue recognition standards of the Company's auditor. Therefore, the company has recorded the unrecognized revenue as additional paid-in capital in equity as capital contribution. The company will improve its process regarding confirmation and verification of revenue generated from advertisement services in the near future.

Note 1. Description of Business and Organization, page F-7

10. Please tell us how your disclosures address ASC 810-10-50-12(a), which requires disclosure of the methodology for determining whether you are the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made.

Company Response:

We have deleted the following language on page F-7:

"Pursuant to ASC 805-50, the pooling-of-interests method accounts for the combination between businesses under common control as the uniting of the ownership interests of all entities, and the financial statements and financial information presented for prior years also are retrospectively adjusted to furnish comparative information."

We have added the following language on page F-7:

"**Consolidation of Variable Interest Entities**

Foreign ownership in companies providing media advertising services is subject to certain restrictions under PRC laws and regulations. To comply with the PRC laws and regulations, we, through our wholly-owned subsidiary, Changsha Ezagoo Technology Limited (CETL), entered into a set of contractual arrangements with Hunan Ezagoo Zhicheng Internet

Technology Limited (HEZL) and its shareholders. The contractual arrangements between CETL, HEZL and shareholders of HEZL allow us to:

1. exercise effective control over HEZL whereby having the power to direct HEZL's activities that most significantly drive the economic results of HEZL;
2. receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from HEZL as if it was their sole shareholder; and
3. have an exclusive option to purchase all of the equity interests in HEZL.

Our consolidated financial statements include the financial statements of our company, our subsidiaries and our consolidated VIE for which we are the primary beneficiary. All transactions and balances among our company, our subsidiaries and our consolidated VIE have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which we, or our subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we considered whether it has the power to direct activities that are significant to the consolidated VIE's economic performance, and also our obligation to absorb losses of the consolidated VIE that could potentially be significant to the consolidated VIE or the right to receive benefits from the consolidated VIE that could potentially be significant to the consolidated VIE. We hold all the variable interests of the consolidated VIE and its subsidiaries, and has been determined to be the primary beneficiary of the consolidated VIE.

In accordance with the contractual agreements among between CETL, HEZL and shareholders of HEZL allow us to:

1. exercise effective control over HEZL whereby having the power to direct HEZL's activities that most significantly drive the economic results of HEZL;
2. receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from HEZL as if it was their sole shareholder;
3. and have an exclusive option to purchase all of the equity interests in HEZL.

We believe that the contractual arrangements among CETL, HEZL and the shareholders of HEZL are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of our consolidated VIE were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Our ability to control the consolidated VIE also depends on the voting rights proxy agreement and our company, through CETL, has to vote on all matters requiring shareholder approval in the consolidated VIE. As noted above, we believe this voting rights proxy agreement is legally enforceable but may not be as effective as direct equity ownership."

11. We note your disclosure of the contractual agreements that provide the Company with effective control over the VIE, presumably enabling the Company to have power to direct the activities that most significantly affects the economic performance of the VIE. Please clearly describe how the contractual agreements convey power to direct the activities of the VIE and what those powers entail.

Company Response:

Please see the response to comment 10.

12. We note you used "the pooling-of-interests method to account for the combination between businesses under common control as the uniting of the ownership interests of all entities." Please help us understand and clarify which businesses were under common control and why it was appropriate to account for the transactions in a manner akin to the pooling-of-interests method.

Company Response:

Please see the response to comment 10.

Note 6. Due to Related Parties, page F-13

13. We note your disclosure that related party loans have been provided on an interest-free basis, loans that have increased to approximately $769,216 as of September 30, 2018 . Tell us where you have recorded imputed interest for such loans for each period presented in accordance with ASC 835-30. To the extent you have not imputed interest, please revise to record such interest expense and provide us with the related calculations as part of your response. Alternatively, please explain to us and in the notes to your financial statements why you do not believe you are not required to do so.

Company Response:

Categories	Interest Rate: %
1、short term loan	
Six months	4.35
Six to one year	4.35
2、long term loan	
one to three years	4.75
three to five years	4.75
more than five years	4.90

Due to Related Parties	Interest Expense
1、As of September 30, 2018	$16,968.02
2、As of December 31, 2017	$8,309.62

http://www.icbc.com.cn/ICBC/金融信息/存贷款利率表/人民币贷款利率表/

The company used the RMB Loan Prime Rate which is decided by 10 commercial banks in China to calculate the imputed interest rate of the loan by applying the short term loan interest rate because all loans are due on demand. From our calculations, we believe it is immaterial to the financial statement with a qualitative factor that investors may not necessarily change their mind of investing due to these interest expenses as of September 30, 2018 and December 31, 2017.

Note 13. Common Stock, page F-29

14. We note that there were several issuances of restricted shares in 2018. Please disclose the pertinent rights and privileges of the various securities outstanding that are not presently disclosed in the financial statements, including dividend and liquidation preferences, participation rights, call prices and dates, conversion or exercise process and significant terms of contracts to issue additional shares. Please refer to ASC 505-10-50-3.

Company Response:

We have added the following to Note 13 on page F-29:

"The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the board from time to time may determine. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. There is no cumulative voting of the election of directors then standing for election. The Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors.

All outstanding securities including common stock and restricted shares issued, do not have any pertinent rights and privileges that are not disclosed in this registration statements, including dividend, and liquidation preferences, participation rights, call process and dates, conversion or exercise process and significant terms of contracts to issue additional shares."

General

15. Please advise whether your company is related to the blank check company also called Ezagoo Inc. (SEC File No. 0-55095) that was a public reporting company until 2014.

Company Response:

The Company has no relationship with the blank check company called Ezagoo Inc. (SEC File No. 0-55095) other than the fact that we share the same President and Director, Mr. Tan Xiaohao. Since it's last filing on May 20, 2014, Ezagoo Inc. has been inactive.

We have added the following to the biography of Mr. Tan Xiaohao on page 26:
"Mr. Tan has also served as President and Director of Ezagoo Inc., a Nevada blank check shell company, from inception, September 13, 2013, to present. Ezagoo Inc. is not currently conducting any business activity."

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 5, 2019
/s/ Xiaohao Tan
Xiaohao Tan
President